UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                                     15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Dated as of January 29, 2003



                               NETIA HOLDINGS S.A.
 -------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                                 UL.POLECZKI 13
                              02-822 WARSAW, POLAND

 -------------------------------------------------------------------------------
                    (Address of principal executive office)





[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated January 27, 2003.

2. Press Release, dated January 27, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------

                       Contact:                  Anna Kuchnio (IR)
                                                 +48-22-330-2061
                                                 Jolanta Ciesielska (Media)
                                                 +48-22-330-2407
                                                 Netia
                                                 - or -
                                                 Mark Walter
                                                 Taylor Rafferty, London
                                                 +44-(0)20-7936-0400
                                                 - or -
                                                 Jeff Zelkowitz
                                                 Taylor Rafferty, New York
                                                 212-889-4350


NETIA RECEIVES POSITIVE DECISION FOR RE-LISTING ON NASDAQ SMALLCAP MARKET
-------------------------------------------------------------------------

WARSAW, Poland - January 27, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that following Netia's appeal, the Nasdaq Listing and Hearing Review Council (the "Listing Council") reversed an earlier decision of the Nasdaq Listing Qualifications Panel (the "Panel"), dated October 14, 2002, to de-list Netia's American Depositary Shares ("ADSs") from The Nasdaq National Market. The Listing Council's decision was based on positive events occurring after the de-listing decision. The Listing Council instructed the Panel to re-list Netia's ADSs on The Nasdaq SmallCap Market upon completion of a review of Netia's application. Netia's Management Board has decided to file such application, which will be subject to the approval of the Nasdaq Listing Qualifications Department.

WOJCIECH MADALSKI, NETIA'S PRESIDENT AND CHIEF EXECUTIVE OFFICER commented:

"We welcome Nasdaq's favorable decision regarding the earlier de-listing of Netia's ADSs. Netia demonstrates continued progress as Poland's largest alternative telecommunications company. We are growing our services focused on business customers in Poland's twelve largest cities. Netia's capital restructuring provides a solid financial basis for the company's future. We believe that Nasdaq's decision reflects these positive developments, and we look forward to the commencement of trading on the Nasdaq SmallCap Market following the review of our application by the Nasdaq Listing Qualifications Department."


AVI HOCHMAN, NETIA'S CHIEF FINANCIAL OFFICER, added:

 "The financial restructuring of Netia has reached its final stage following the issuance of the new notes and series H shares. We are awaiting registration of series H shares by the Polish courts in order to begin trading on the Warsaw

Stock Exchange. Commencement of public trading of series H shares and possible re-listing on Nasdaq will improve Netia's global liquidity."


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003 and its Current Report on Form 6-K filed with the Commission on January 16, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                Contact:       Anna Kuchnio (IR)
                                               +48-22-330-2061
                                               Jolanta Ciesielska (Media)
                                               +48-22-330-2407
                                               Netia
                                               - or -
                                               Mark Walter
                                               Taylor Rafferty, London
                                               +44-(0)20-7936-0400
                                               - or -
                                               Abbas Qasim
                                               Taylor Rafferty, New York
                                               212-889-4350


NETIA HOLDINGS S.A. CONFIRMS FINANCIAL RESULTS RELEASE DATE
-----------------------------------------------------------

WARSAW, Poland - January 27, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), confirmed today that its 2002 year end results will be released after the close of the Warsaw Stock Exchange on Thursday, February 13, 2003.

On February 14, 2003, President of the Management Board and CEO, Wojciech Madalski, and Chief Financial Officer, Avi Hochman, will host a conference call at 4:00 PM (CET) / 3:00 PM (GMT) / 10:00 AM (EST) to review Netia's financial results for 2002. The conference call will be available for replay purposes as well. Netia followers will receive invitations to participate in this conference call.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the

Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003 and its Current Report on Form 6-K filed with the Commission on January 16, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Date:  January 29, 2003



                                         NETIA HOLDINGS S.A.



                                         By:     /S/  AVRAHAM HOCHMAN
                                                --------------------------------
                                         Name:  Avraham Hochman
                                         Title: Chief Financial Officer
                                                Vice President, Finance





                                         By:    /S/  EWA DON-SIEMION
                                                --------------------------------
                                         Name:  Ewa Don-Siemion
                                         Title: Vice President, Legal